

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

November 16, 2016

Annalisa Jenkins, M.B.B.S, F.R.C.P.
President and Chief Executive Officer
Dimension Therapeutics, Inc.
840 Memorial Drive
Cambridge, MA 02139

> **Re:** **Dimension Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 10, 2016**
> **File No. 333-214539**

Dear Dr. Jenkins:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Gershon at (202) 551-6598 or Mary Beth Breslin at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Ryan S. Sansom, Esq.